Exhibit 99.1

2016-06-03

PRESS RELEASE

Oasmia Pharmaceutical announces early publication of Annual Report

The Board of Directors in Oasmia Pharmaceutical AB has decided to publish the company Annual Report for the fiscal year 2015/2016 at an earlier date than previously communicated. This decision is based on the requirement to update the Form F-1, which contains financial year-end information. The new publication date for the Annual Report and Form F-1 is Friday, July 8, 2016. The company Annual Report Form 20-F will be published on August 26, 2016.

For more information, please contact:

press@oasmia.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

“Oasmia is required under the Financial Instruments Trading Act to make the information in this press release public. The information was submitted for publication at 08.10, CET on June 3, 2016.”